GOLD RESERVE

September 22, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lily Dang and Karl Hiller

Re:            Gold Reserve Inc.

                        Form 10-K for Fiscal Year Ended December 31, 2010

                        Filed March 23, 2011

                        Form 10-Q for Fiscal Quarter Ended June 30, 2011

                        Filed August 12, 2011

                        File No. 1-31819

Ladies and Gentlemen:

Set forth below is the response of Gold Reserve Inc. (the “Company”) to the comments contained in the Staff’s letter dated September 9, 2011, regarding the Company’s 2010 Form 10-K filed on March 23, 2011, and the second fiscal quarter report on Form 10-Q filed on August 12, 2011. For ease of reference, the Staff’s comments have been repeated below in italics with the Company’s response set forth immediately thereafter.

Due to the time that has elapsed since the filing of the 2010 Form 10-K on March 23, 2011, and the nature of the comments, we would request that the Company be able to reflect any changes in its next quarterly report on Form 10-Q and/or its next annual filing on Form 10-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 1 – The Company and Significant Accounting Policies, page 33

  Tell us the circumstances under which you began reporting on U.S. domestic forms (i.e. indicate whether you ceased to qualify as a foreign private issuer or began reporting on U.S. domestic forms voluntarily) and submit the analysis that you performed as of the last business day of your second fiscal quarter in 2010 in determining whether you qualified as a foreign private issuer as defined in Exchange Act Rule 3b-4.

As an exploration or development stage enterprise reporting on U.S. domestic forms, you should provide the cumulative disclosures prescribed in FASB ASC 915 and Instruction 1 to paragraph (a) of Industry Guide 7, either within your primary financial statements, particularly if U.S. GAAP, or within the GAAP reconciliation prescribed under Item 18 of  Form  20-F.

926 West Sprague Avenue, Suite 200 / Spokane, Washington / Telephone (509) 623-1500 / Fax (509) 623-1634

U.S. Domestic Reporter vs. Foreign Private Issuer

Relevant guidance- Exchange Act Rule 3b-4

Gold Reserve Inc. is a Canadian entity incorporated in the Yukon Territory, Canada.  The Company annually polls its stock transfer agent for information concerning the country of ownership of the outstanding shares of the Company as of the last business day of the Company’s second fiscal quarter, in order to determine its status under Exchange Act Rule 3b-4(c)(1).

Based on the Company’s internal review of information on its shareholders as detailed below, the Company concluded that, at the end of the second fiscal quarter of 2010, (a) more than 50% of its outstanding voting securities were directly or indirectly held of record by residents of the United States and (b) the Company also met two of the three conditions under Exchange Act Rule 3b-4(c)(2) (as detailed below).  Therefore, the Company determined that it did not qualify as a foreign private issuer any longer and would be required to file as a U.S. domestic reporter.  The Company began reporting as such effective January 1, 2011.

In 2010, the stock ownership information compiled by our stock transfer agent related to ownership at the end of the second quarter confirmed as follows:

Shares held:	US	Foreign	Total
By Holder	3,153,745	349,702	3,503,447
By Nominee
BroadRidge- Canada	697,888	22,241,563	22,939,451
BroadRidge- US	29,632,324	1,972,941	31,605,265
	30,330,212	24,214,504	54,544,716
	33,483,957	24,564,206	58,048,163
	57.7%	42.3%	100%

In addition, (1) the majority of the executive officers and directors of the Company are United States citizens or residents and (2) the business of the Company is administered principally in the United States, so the Company meets two of the three conditions under Exchange Act Rule 3b-4(c)(2) (only one is required).

Development Stage Cumulative Disclosure

Relevant guidance- FAS 7, Industry Guide 7, FASB ASC 915

In August of 1992, the Company acquired the Brisas property and began its development in 1993. At that time, the Company was devoting substantially all of its efforts to establish a new business, in this case the Brisas Project, the operations of which had not yet commenced. Pursuant to the guidance contained in Statement of Financial Accounting Standards No. 7 (FAS 7), Accounting and Reporting by Development Stage Enterprises, the Company began disclosing such additional cumulative amounts from “inception” as outlined in paragraph 11 of FAS 7. Until December 31, 2009, the Company included such information in the Canadian to U.S. GAAP reconciliation footnote.

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As a result of the seizure of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development.  Such costs are now a part of the Company’s cumulative retained deficit. The seizure of the Brisas Project for all intents and purposes resulted in the end of the business of developing the Brisas Project. Management considers January 1, 2010, the beginning of the fiscal year immediately after the seizure and subsequent abandonment of the Brisas Project, to be the relevant “inception” date of the Company’s business of acquiring and exploring other mining projects.

Given the applicable inception date of January 1, 2010, the required disclosure (ASC 915-225-45-1) is currently contained in the primary financial statements presented and no further disclosure is considered to be required. In future years, the Company expects to include the required inception-to-date disclosure in addition to the primary financial statements.

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Note 3 – Expropriation of Brisas Project by Venezuela and  Related Arbitration, page 35

2.         We understand that you recognized an impairment charge of $150.7 million in 2009 for costs which had been capitalized in connection with the Brisas Project when you lost your rights or ability to continue activity on the property.  We note that you are seeking $1.98 billion through arbitration as compensation for your loss and disclose that this amount includes the “full market value” of the rights that you previously held to develop the property. We believe additional disclosure is necessary under this heading or within your GAAP reconciliation information at Note 19 to comply with FASB ASC 450-30-50-1.  This should include any details of which you are aware which would aid in revealing the likelihood of realization, such as the amounts ascribed to various components of your claim, the material assumptions underlying your estimate of market value of the property rights, and any information that you have regarding the practices and policies of Venezuelan authorities  applied  in resolving claims such as yours.

Relevant guidance- FASB 450-30-50-

The Company proposes to include the following revised disclosure in its next periodic filing (underlined text indicates additions/revisions to current disclosure):

“3.      Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 we focused substantially all of our management and financial resources on the development of the Brisas gold and copper project located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization to Affect which authorized the commencement of construction activities on the Brisas Project.  In April 2008, the Ministry of Environment revoked the Authorization to Affect without prior notification.

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After months of continuous efforts to meet with representatives of Venezuela to resolve the issues related to the revocation of the Authorization to Affect, on April 21, 2009, the Company notified Venezuela of the existence of a dispute under the Canada – Venezuela Treaty.

After several additional months of efforts to meet with representatives of Venezuela to resolve the issues related to the revocation of the Authorization to Affect, on October 21, 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against Venezuela (“Respondent”).  On October 26, 2009, Venezuelan government personnel arrived at the Brisas Project camp site, claimed ownership of the Brisas Alluvial Concession, seized assets, expelled our personnel and took physical possession of the property. Subsequently, on November 4, 2009, Venezuela notified the Company through the issuance of an Administrative Act, dated October 20, 2009, of its intent to cancel the Company’s underlying hard rock concession which was formally cancelled in June 2010. In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

As a result of the seizure of the Brisas Project by Venezuela we no longer have control or physical access to the project which has caused the Company to discontinue the development of its Venezuelan properties, including Brisas and Choco 5 (which was a grass-roots exploration property also located in the State of Bolivar) and discontinue reporting mineral reserves for Brisas. In 2009 we recorded a $150.7 million non-cash expense adjustment related to the carrying value of the Brisas Project related assets including an adjustment of approximately $14.5 million for the estimated net realizable value of certain processing and related equipment.

The Company is seeking compensation of $2.1 billion in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct which includes the full market value of the legal rights to develop the Brisas Project, the value of the Choco 5 Property and interest on the claim calculated since the loss of approximately $400 million.

The full market value of the legal rights to develop the Brisas Project was measured by an independent expert pursuant to a fair market value standard utilizing three standard valuation approaches: (1) the Discounted Cash Flow (“DCF”) Approach, (2) the Comparable Publicly Traded Company (“CPTC”) Approach , and (3) the Comparable Transaction (“CT”) Approach. These three valuations converged in a reasonably consistent range of values, which were combined to arrive at a weighted average valuation based upon the independent expert’s qualitative assessment of the robustness of the data available to implement each valuation methodology. The DCF Approach carried the greatest weight, as it was based upon robust financial projections specifically for the Brisas Project  prepared on a contemporaneous basis for regulatory filing and bankable feasibility purposes. The CPTC Approach was weighted the second highest due to the consistency of the valuation multiples observed from the comparable companies identified by the expert. The CT Approach was weighted the least due to the wider range of valuation multiples observed from  gold mining companies identified as comparable by the expert.

Venezuela has an estimated 17 pending arbitration actions being pursued against it at this time before ICSID (See ICSID website-http://icsid.worldbank.org/ICSID/) and has reportedly settled and/or made full or partial payment for damages to a limited number of claimants in recent months, although management has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela. Based on the uncertain nature of arbitration under investment treaties, the timing and the amount of an award or settlement, if any, and the likelihood of its collection and the timing thereof cannot be determined at this time.

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The Tribunal held its first session with the parties on April 23, 2010 during which time several procedural matters were agreed to, including the time schedule for the Arbitration. In compliance with that schedule, the Company filed its initial written submission, known as the Memorial, on September 24, 2010.  Venezuela  submitted its reply to the Company’s Memorial, known as the Counter-Memorial on April 14, 2011  On July 29, 2011 the Company filed its Reply.  Venezuela is due to file its Rejoinder on November 14, 2011.  The Company’s claim, updated to reflect the measure of Gold Reserve’s losses as of June 30, 2011, approximates $2.1 billion. The oral hearing is scheduled to commence on February 6, 2012.”

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Note 18 – Takeover Defense and Litigation, page 46

3.         Please expand your disclosure under this heading or within your GAAP reconciliation information at Note 19 to indicate the extent to which you regard a loss in resolving the claims made by Rusoro Mining Ltd. and Endeavour Financial International Corporation to be probable, reasonably possible, or remote.  This should include your estimates of reasonably possible loss, or range of reasonably possible loss, to comply with FASB ASC 450-20-50.  The extent of  your accounting for these matters should be clear.

Relevant guidance- FASB 450-20-50-

The Company proposes to include the following revised disclosure in its next periodic filing, assuming such analysis is still applicable, as expected (underlined text indicates additions/revisions to current disclosure):

“18.  Takeover defense and Litigation:

On December 15, 2008, Rusoro Mining Ltd. (“Rusoro”) commenced an unsolicited offer to acquire all of the outstanding shares and equity units of the Company in consideration for three shares of Rusoro for each Company share or equity unit. On December 16, 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation (“Endeavour”) seeking an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer, significant monetary damages, and various other items. Endeavour was the Company’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer.

On February 10, 2009, the Ontario Superior Court of Justice granted an interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of the Company until the conclusion and disposition at trial of the action commenced by the Company. The injunction was granted by the Court following a motion by the Company on the basis that Rusoro had access to or benefited from the use of the Company’s confidential information as a result of Rusoro’s relationship with Endeavour. The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for the Company. The Court further required that Rusoro, Endeavour and their agents return to the Company both all the confidential information of the Company and also anything produced from that confidential information and pay the court costs. Following the issuance of the interlocutory injunctions, Rusoro withdrew its unsolicited offer to acquire the outstanding shares and equity units of the Company.

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On February 15, 2009, Rusoro and Endeavour both served a motion with the Ontario Superior Court of Justice seeking permission to appeal to the Divisional Court the February 10, 2009 order that was granted against them. The Company opposed these motions which were heard in Toronto on April 2, 2009 and on April 6, 2009 the permission to appeal was denied.  Rusoro has filed a counterclaim against the Company for, among other things, damages of Cdn $102.5 million allegedly arising from the Company’s successful motion for an interlocutory injunction. Endeavour has filed a $0.5 million counter claim against the Company relating to the lost opportunity to earn a success fee from the successful completion of the Rusoro offer. During 2010, the Company developed its strategy for the execution of this action, added two additional defendants and amended the claim for monetary damages and collected all its relevant documents, including electronically stored information and is in the process of proceeding to depositions.

Our counsel with respect to this litigation matter has advised management that it is too early in the litigation process to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, pursuant to the guidance contained in ASC 450-20-50-4, that an estimate of the possible loss or range of loss cannot be made at this time.”

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Thank you for your attention to this matter.

Sincerely,

s/ Robert A. McGuinness

Robert A. McGuinness

Vice President-Finance, CFO

cc:        Mr. Jonathan B. Newton, Baker & McKenzie LLP

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